The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com News Release

Investor Contact:                                                                                                                   Media Contact:

John Kechejian                                                                                                                       Jason Stewart

Vice President, Investor Relations                                                                                       Director, Public Relations

The Thomson Corporation                                                                                                   The Thomson Corporation

(203) 328-9470                                                                                                                          (203) 328-8339

john.kechejian@thomson.com                                                                                             jason.stewart@thomson.com

For Immediate Release

THOMSON INCREASES QUARTERLY DIVIDEND

(Unless otherwise stated, all amounts are in U.S. dollars)

STAMFORD, Conn., October 30, 2003 - The Board of Directors of The Thomson Corporation (NYSE: TOC; TSX: TOC) today declared an increase in the quarterly dividend on the company's common stock of one-half cent per share, or $0.02 on an annualized basis.  The new quarterly dividend of 18.5 cents per share is payable on December 15, 2003 to common shareholders of record as of November 20, 2003.  On an annualized basis, the new dividend rate is $0.74 per share.

"Delivering strong financial results and maximizing total returns for shareholders are top priorities for Thomson and cash dividends are an important part of our total return strategy," said Richard J. Harrington, president and chief executive officer.  "This dividend increase, as well as our recent decision with our principal shareholder to discontinue its participation in our dividend reinvestment plan, underscores our confidence in the cash flow generating capability of Thomson and the future prospects for our business."

As announced in July, at the request of Thomson, the company's principal shareholder, The Woodbridge Company Limited, discontinued its commitment to reinvest at least 50% of the dividends it received in Thomson common shares.

The Board also announced today its intention to review the company's dividend policy annually, in the second quarter, beginning in 2004, rather than in October, to more closely align the dividend review with the company's overall business planning calendar.

About The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2002 revenues from continuing operations of $7.5 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  With operational headquarters in Stamford, Conn., Thomson has approximately 43,000 employees and provides services in approximately 130 countries.  The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).